Contact

www.linkedin.com/in/johnnycator
(LinkedIn)

Top Skills

Strategic Planning
Leadership
Strategic Partnerships

Languages

French
English
Haitian Creole
Spanish

Johnny Cator

Chief Executive Officer at Innovative Wellness Systems Inc. (IWS)
Wellesley, Massachusetts, United States

Summary

Experienced Chief Technology Officer with a demonstrated history of working in the health wellness and fitness industry. Skilled in Entrepreneurship, Customer Relationship Management (CRM), Strategic Partnerships, Team Building, and Public Speaking. Strong information technology professional with a passion to use technology to make the world a better place for all.

Experience

Innovative Wellness Systems
Chief Executive Officer
June 2016 - Present (8 years)
Dover, MA

Webctel Inc.
Chief Executive Officer
1997 - December 2013 (16 years)
60 State Street, Boston, MA

Education

College Centre D'Etudes Secondaires

Aix-Marseille University
Bachelor's degree, Political Science and Government